

May 18, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (212)541-1393

Mr. Yosef A. Maiman, Chairman of the Board
    Chief Executive Officer and President
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel   62098

Re: Ampal-American Israel Corporation
        Amendments No. 1 to Registration Statements on Form S-3
        Filed on May 9, 2007
        File Nos.: 333-140969 and 333-140974

Dear Mr. Maiman:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

1. Please address the Form 10-K comments below before requesting acceleration of your Forms S-3.

Form 10-K for the year ended December 31, 2006

General

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. Please discuss and analyze your results for each reportable segment. Your disclosures for each segment should quantify the reasons for significant changes in revenues and pretax operating income (loss) in terms of the amount of increase or decrease due to prices, volume, foreign currency, and other factors. Please include explanation of the underlying reasons for significant changes. Please also quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 20

4. Please disclose that you have generated all of your cash provided from operations in 2006 and 2004 and a majority of the cash provided from operations in 2005 from the sale of trading securities. Please also disclose that you have no significant trading securities available for sale at December 31, 2006.

Contractual Obligations, page 24

5. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Balance Sheets, page 28

6. You disclosed that $9 million in cash has been placed as a compensating balance for various loans and is unavailable as a source of cash. Please present restricted cash in a separate line item from cash and cash equivalents. Please disclose the

legal terms of the compensating balance arrangements in accordance with Rule 5.02(1) of Regulation S-X. Based on the legal terms of the compensating balance arrangement please tell us whether this restricted cash should be classified as a current asset or a non-current asset on your balance sheet. Please refer to paragraph 6 in Chapter 3A of ARB 43.

Consolidated Statements of Operations, page 30

7. Since you disclosed that you are an investment company please tell us why you do not present total revenues from investment related activities less interest expense to arrive at net revenues from investment related activities. Please also state separately any material general and administrative expense amounts that exceed 5% of total expenses.

Consolidated Statements of Cash Flows, page 31

8. Please revise to exclude restricted cash from the cash total in your statements of cash flows. Please refer to rule 5-02 of Regulation S-X.

Note 3 – Acquisitions, Dispositions and Impairments, page 42

9. In 2006, you recorded a gain of $2.2 million on the sale and leaseback of your headquarters in Tel-Aviv. Please tell us what accounting guidance you relied upon in recognizing the entire gain in 2006. Please also tell us what your plans are for your future headquarters in Israel.

Note 8 – Minority Interest, net, page 47

10. You disclosed that Am-Hal issued a warrant to Phoenix Insurance Company to purchase 19.9% of its stock. Please disclose the assumptions used to determine the $1.3 million value of the warrants. Based on the $1.3 million value of the warrant and the warrant exercise period of four years, please tell us how you computed amortization expense of $200,000.

Note 9 – Shareholders' Equity, page 48

11. You disclosed that you completed the sale of 8,142,705 shares of stock and 4,071,352 warrants to purchase shares of stock based on a price of $4.65. However, the price of your stock fluctuated between $4.72 and $4.84 on December 28, 2006. Based on the price of your stock on December 28, 2006 it appears that the warrants may have been issued at a discount to the fair value of your stock. Please tell us how you determined the $4.65 price of your stock given the higher market value of your stock on December 28, 2006. Please also quantify for us how you determined the fair value of the warrants of $308,000.

Please also tell us why you assumed a relatively low volatility of 13.76% for these warrants, but a volatility of 41.11% to determine the fair value of your stock options.

Note 14 – Operating Segments Information, page 54

12. You disclosed that your real estate segment consists of rental property owned in Israel and the United States and operations of a subsidiary which operates a chain of senior citizens facilities. You also disclosed that corporate office expense is principally applicable to the financing operation and has been charged to the finance segment. However, on page 43 you disclosed that you recorded the $2.2 million gain on sale of Tel-Aviv headquarters in the real estate segment. Please explain to us this apparent discrepancy.

13. You disclosed intercompany adjustments to total assets of $268 million. Please describe the nature of these intercompany adjustments as required by paragraph 32 of SFAS 131.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez, Accountant at (202) 551-3752 or Scott Watkinson, Review Accountant at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director